    As filed with the Securities and Exchange Commission on January 29, 1999

                                                           Registration No. 333-

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                    FORM S-3
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933

                                -----------------

                            FIRST CHARTER CORPORATION
             (Exact Name of Registrant as Specified in its Charter)

                  NORTH CAROLINA                                           56-1355866
- ---------------------------------------------                ------------------------------------
       (State or Other Jurisdiction of                       (I.R.S. Employer Identification No.)
       Incorporation or  Organization)

                             22 UNION STREET NORTH
                         CONCORD, NORTH CAROLINA 28025
                                 (704) 786-3300

       (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                             LAWRENCE M. KIMBROUGH
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           FIRST CHARTER CORPORATION
                             22 UNION STREET NORTH
                         CONCORD, NORTH CAROLINA 28025
                                 (704) 786-3300

           (Name, address, including zip code, and telephone number, including area code, of agent for service)

 APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF SECURITIES TO THE PUBLIC:

     From time to time after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

 If any of the securities being registered on this Form are  to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of
    1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

 If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of this prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

===================================================================================================================================
 Title of Securities To Be              Amount to be     Proposed Maximum Offering    Proposed Maximum Aggregate      Amount of
        Registered                       Registered          Price Per Share (1)          Offering Price (1)       Registration Fee
- -----------------------------------------------------------------------------------------------------------------------------------
Common Stock, no par value             501,360 shares        $17.875                     $8,961,810                 $2,492
                                       -------
===================================================================================================================================

 (1) Estimated solely for purposes of calculating the registration fee, pursuant to Rule 457 under the Securities Act of 1933, as amended.

            THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE TIME UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO
SECTION 8(a), SHALL DETERMINE.
================================================================================

                                   PROSPECTUS
                           FIRST CHARTER CORPORATION
                                  COMMON STOCK
                                 501,360 SHARES

            This is a prospectus of First Charter Corporation, a North Carolina bank holding company. This prospectus presents information that relates to the sale of up to 501,360 shares of our common stock by the Home Federal Savings and Loan Employee Stock Ownership Plan. The Home Federal Plan acquired shares of our common stock when we merged with HFNC Financial Corp., and is required to sell these shares by the terms of the Home Federal Plan in order to satisfy the outstanding balance of the loan to the Plan that was incurred as part of the Home Federal Plan.

            The Home Federal Plan will offer to sell shares of our common stock periodically under the terms set forth in this prospectus. Currently there are no plans for an underwritten offering. The Home Federal Plan may sell its shares in transactions through the Nasdaq National market System or in negotiated transactions. If the Home Federal Plan elects to engage in an Underwritten sale, we will file a prospectus supplement disclosing the terms of the underwriting arrangements. See "PLAN OF DISTRIBUTION." We will not receive any of the proceeds from the sale of these shares. Please see "USE OF PROCEEDS."

            Our common stock is traded on the Nasdaq National Market System under the symbol "FCTR" and, on January 25, 1999, the last sale price of our common stock was $18.00.

            As used in this prospectus, the terms "First Charter" and "we" or "our" refer to First Charter Corporation (and, where the context requires, to its subsidiaries), and the term "Home Federal Plan" refers to the Home Federal Savings and Loan Employee Stock Ownership Plan.

            THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this prospectus is January 29, 1999

                                  THE COMPANY

            First Charter, a North Carolina corporation, is a registered bank holding company. As of September 30, 1998, we had total consolidated assets of approximately $1.8 billion, total consolidated loans of approximately $1.4 billion, total consolidated deposits of approximately $1.0 billion, and total consolidated shareholders' equity of approximately $243 million.

            We conduct our business activities through two banking subsidiaries, First Charter National Bank, a national banking association, and Home Federal Savings and Loan, a federal stock savings and loan association. Through our subsidiaries we provide a wide variety of retail and commercial banking services through 31 branch offices, 2 limited service facilities, and 66 ATMs located in Cabarrus, Mecklenburg, Rowan, Cleveland, Rutherford, and Union Counties, North Carolina.

            We consummated the merger of Home Federal Savings and Loan's parent company, HFNC Financial Corp., on September 30, 1998 which has significantly increased our consolidated assets and the number of branch offices through which we offer our services. Certain of the financial data in this document and incorporated into it reflects this merger.

            Our principal executive offices are located at 22 Union Street North, Concord, North Carolina 28025, and our telephone number at such address is (704) 786-3300. Additional information with respect to First Charter and our subsidiaries is included in documents incorporated by reference in this prospectus. See "HOW TO OBTAIN ADDITIONAL INFORMATION."

1998 EARNINGS

            On January 13, 1999, we reported that 1998 earnings totaled $9.2 million, or $0.50 per diluted share, down 51.8% from 1997 earnings of $19.1 million, or $1.03 per diluted share. These results cover the combined operations of First Charter and HFNC Financial Corp., which merged into First Charter effective September 30. The acquisition was accounted for as a pooling of interests; accordingly, all prior periods' financial data have been restated to combine the operations of HFNC Financial Corp. with those of First Charter.

            Total assets at December 31, 1998 amounted to $1.9 billion, up 11.5% from $1.7 billion at December 31, 1997. Net loans increased 12.9% during the year to $1.4 billion, while total deposits increased 6.0% to $1.1 billion from December 31, 1997. First Charter's 1998 results produced a return on average assets of 0.52% and a return on average equity of 3.68%, compared to prior year ratios of 1.21% and 7.47%, respectively.

            During the fourth quarter of 1998, First Charter earned $5.9 million, compared to recurring earnings of $4.7 million in 1997, an increase of 24.4%. Income per diluted share during the period was $0.32, compared to $0.25 in 1997. The results for the fourth quarter of 1997 exclude net nonrecurring charges of $1.7 million, or $0.09 per diluted share, primarily related to the Carolina State Bank merger. There were no nonrecurring gains or charges in the fourth quarter of 1998. Total shareholders' equity was $246.0 million at December 31, 1998, which represents a book value per share of $13.34 and an equity-to-assets ratio of 13.2%.

                            SELECTED FINANCIAL DATA

            The following tables present for First Charter, selected consolidated financial data for the five-year period ended December 31, 1997, and for the nine-month periods ended September 30, 1998 and September 30, 1997. The information presented representing the five-year periods has been derived from the audited consolidated financial statements of First Charter, and the information presented representing the nine-month periods is derived from the unaudited consolidated financial statements of First Charter. See "HOW TO OBTAIN ADDITIONAL INFORMATION."

                   FIRST CHARTER CORPORATION AND SUBSIDIARIES
                      SELECTED CONSOLIDATED FINANCIAL DATA


                                                                         Years Ended December 31,
                                        ------------------------------------------------------------------------------------------
                                                              (Dollars in thousands, except per share data)
                                            1993               1994                1995               1996               1997
                                        ------------       ------------        ------------       ------------       ------------
INCOME STATEMENT DATA:

  Interest income...................      $78,263            $82,174            $98,209            $116,371           $123,130
  Interest expense..................       31,755             37,516             47,844              57,416             62,827
                                        ------------       ------------        ------------       ------------       ------------
     Net interest income............       46,508             44,658             50,365              58,955             60,303
  Provision for loan losses.........        2,486              1,591              2,328               1,481              2,684
                                        ------------       ------------        ------------       ------------       ------------
     Net interest income after
       provision for loan losses....       44,022             43,067             48,037              57,474             57,619
  Noninterest income................        7,206              6,428              7,125               8,156             15,082
  Noninterest expense...............       27,519             29,757             31,817              39,169             42,765
                                        ------------       ------------        ------------       ------------       ------------
     Income before income taxes.....       23,709             19,738             23,345              26,461             29,936
  Income taxes......................        8,207              6,510              7,467               9,028             10,765
                                        ------------       ------------        ------------       ------------       ------------
     Net income before
       cumulative effect of change
       in accounting principle......       15,502             13,228             15,878              17,433             19,171
  Cumulative effect of change in
      accounting principle..........        2,353                 --                 --                  --                 --
                                        ------------       ------------        ------------       ------------       ------------
     Net income.....................      $17,855            $13,228            $15,878             $17,433            $19,171
                                        ============       ============        ============       ============       ============

PER SHARE DATA(1):
  Basic net income before
    cumulative effect of
    accounting change...............           $0.61              $0.81              $0.95        $  0.95            $  1.06
  Basic net income per share........            0.65               0.81               0.95           0.95               1.06
  Diluted net income before
    cumulative effect of
    accounting change...............            0.61               0.80               0.94           0.94               1.03
  Diluted net income per share                  0.64               0.80               0.94           0.94               1.03
  Cash dividends declared...........            0.26               0.34               0.43           4.57               4.59
  Period-end book value.............            5.79               6.18               7.08          12.25              12.79
                                               Nine Months Ended
                                                 September 30,
                                        --------------------------------
                                         (Dollars in thousands, except
                                                  per share data)
                                            1997                1998
                                        ------------        ------------
INCOME STATEMENT DATA:

  Interest income...................      $91,337           $101,903
  Interest expense..................       46,579             52,610
                                        ------------        ------------
     Net interest income............       44,758             49,293
  Provision for loan losses.........        1,729              1,917
                                        ------------        ------------
     Net interest income after
       provision for loan losses....       43,029             47,376
  Noninterest income................       10,548             10,477
  Noninterest expense...............       28,920             48,992
                                        ------------        ------------
     Income before income taxes.....       24,657              8,861
  Income taxes......................        8,562              5,505
                                        ------------        ------------
     Net income before
       cumulative effect of change
       in accounting principle......       16,095              3,356
  Cumulative effect of change in
      accounting principle..........           --                 --
                                        ------------        ------------
     Net income.....................      $16,095             $3,356
                                        ============        ============

PER SHARE DATA:
  Basic net income before
    cumulative effect of
    accounting change...............    $  0.88             $ 0.18
  Basic net income per share........       0.88               0.18
  Diluted net income before
    cumulative effect of
    accounting change...............       0.87               0.18
  Diluted net income per share             0.87               0.18
  Cash dividends declared...........       0.38               0.45
  Period-end book value.............      12.67              13.17

                                                                         Years Ended December 31,
                                        ------------------------------------------------------------------------------------------
                                                              (Dollars in thousands, except per share data)
                                            1993               1994                1995               1996               1997
                                        ------------       ------------        ------------       ------------       ------------
BALANCE SHEET DATA (AT PERIOD END):
  Securities available for sale.....   $   39,675         $   55,452         $  399,694           $  325,825         $  315,565
  Investment securities held to
    maturity........................      180,222            202,504              8,959               13,940                 --
  Loans, net........................      726,129            782,420            913,892            1,108,311          1,246,228
  Allowance for loan losses.........       12,433             13,144             13,552               14,140             15,263
  Total assets......................    1,029,145          1,125,894          1,415,368            1,573,177          1,672,641
  Deposits..........................      838,894            941,552            964,005            1,013,696          1,059,262
  Borrowed funds                           58,100             35,374            124,714              309,895            350,079
  Total Liabilities                       906,934            989,990          1,104,460            1,340,396          1,428,732
  Total shareholders' equity........      122,219            135,904            311,075              232,781            243,909

RATIOS:(1)
  Net income to average share-
     holders' equity................      15.25%             10.14%              7.44%                6.20%              7.47%
  Net income to average
     total assets...................       1.78               1.22               1.34                 1.16               1.21
  Net interest income to average-
     earning assets (tax equivalent)       5.61               5.04               4.34                 4.23               4.12
  Average loans to average deposits       89.40              88.41              86.33               104.68             111.96
  Net loans charged off during
     period to average loans........       0.22               0.13               0.23                 0.09               0.16
                                               Nine Months Ended
                                                 September 30,
                                        --------------------------------
                                         (Dollars in thousands, except
                                                 per share data)
                                            1997                1998
                                        ------------        ------------
BALANCE SHEET DATA (AT PERIOD END):
  Securities qualified for sale         $  315,565           $  310,963
  Investment securities                         --                   --
  Loans, net........................     1,181,935            1,391,432
  Allowance for loan losses.........        14,877               15,375
  Total assets......................     1,595,779            1,832,305
  Deposits..........................     1,051,789            1,092,996
  Borrowed funds                           350,079              464,753
  Total Liabilities                      1,428,732            1,589,045
  Total shareholders' equity........       241,360              243,260

RATIOS:
  Net income to average
     shareholders' equity...........        6.23%                1.33%
  Net income to average
     total assets...................        1.02                 0.19
  Net interest income to average-
     earning assets (tax equivalent)        4.01                 3.98
  Average loan to average deposits        111.59               132.37
  Net loans charged off during
     period to average loans........        0.11                 0.13

(1) Per share data presented for the years ended December 31, 1995, 1994 and 1993 are First Charter historical amounts excluding Home Federal because Home Federal did not convert from a mutual to stock form until fiscal year 1996.

                       CERTAIN REGULATORY CONSIDERATIONS

            The following discussion sets forth certain of the material elements of the regulatory framework applicable to banks and bank holding companies. It also provides certain specific information related to us.

GENERAL

            First Charter is a bank holding company registered with the Board of Governors of the Federal Reserve System (the "Federal Reserve") under the Bank Holding Company Act of 1956, as amended, (the "BHC Act"). As such, First Charter and its non-bank subsidiaries are subject to the supervision, examination, and reporting requirements of the BHC Act and the regulations of the Federal Reserve.

            The BHC Act requires every bank holding company to obtain the prior approval of the Federal Reserve before it may:

            - acquire direct or indirect ownership or control of any voting shares of any bank if, after such acquisition, the bank holding company will directly or indirectly own or control more than 5% of the voting shares of the bank;

            -     acquire all or substantially all of the assets of any bank;
                  or

            -     merge or consolidate with any other bank holding company.

            The BHC Act further provides that the Federal Reserve may not approve any transaction that would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any section of the United States. The Federal Reserve is also precluded from approving any transaction which could substantially lessen competition or tend to create a monopoly in any section of the country, or that would be in restraint of trade. However, the Federal Reserve can approve any such transaction if it decides that the anti-competitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the community to be served. Consideration of financial resources generally focuses on capital adequacy which is discussed below, and consideration of convenience and needs issues includes the parties' performance under the Community Reinvestment Act of 1977.

            Another factor that is gaining increasing scrutiny in the application process is the "Year 2000" readiness of the parties involved in acquisition transactions. Banking organizations whose Year 2000 readiness is in less than satisfactory condition are undergoing special scrutiny in connection with acquisition transactions requiring regulatory approval. Such banking organizations may not be eligible to use expedited application procedures for acquisition transactions.

            The BHC Act, as amended by the interstate banking provisions of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 ("Interstate Banking Act"), which became effective in September 1995, repealed the prior statutory restrictions on interstate acquisitions of banks by bank holding companies, such that First Charter and any other bank holding company located in North Carolina may now acquire a bank located in any other state, and any bank holding company located outside North Carolina may lawfully acquire any North Carolina-based bank, regardless of state law to the contrary, in either case subject to certain deposit-percentage limitations, aging requirements, and other restrictions. The Interstate Banking Act also generally provides that, after June 1, 1997, national and state-chartered banks may branch interstate through acquisitions of banks in other states.

            The BHC Act generally prohibits First Charter from:

            - engaging in activities other than banking or managing or controlling banks or other permissible subsidiaries; and

            - acquiring or retaining direct or indirect control of any company engaged in any activities except for those activities the Federal Reserve determines to be so closely related to banking or managing or controlling banks as to be a proper incident thereto.

            In determining whether a particular activity is permissible, the Federal Reserve must consider whether the performance of such an activity reasonably can be expected to produce benefits to the public, such as greater convenience, increased competition, or gains in efficiency, that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest, or unsound banking practices. The Federal Reserve has determined the following to be permissible activities of bank holding companies:

            -     factoring accounts receivable;

            -     acquiring or servicing loans;

            -     leasing personal property;

            -     conducting discount securities brokerage activities;

            -     performing certain data processing services;

            - acting as agent or broker in selling credit life insurance and certain other types of insurance in connection with credit transactions; and

            -     performing certain insurance underwriting activities.

            The BHC Act further provides that the Federal Reserve may not approve any transaction that:

            -     would result in a monopoly;

            - would further any combination or conspiracy to monopolize or attempt to monopolize banking in any section of the United States;

            -     could substantially lessen competition;

            -     could create a monopoly in any section of the country; or

            -     would be in restraint of trade.

            The Federal Reserve can approve such a transaction if it decides that the public interest in meeting the convenience and needs of the community to be served clearly outweighs the anti-competitive effects of the proposed transaction. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the community to be served. Consideration of financial resources generally focuses on capital adequacy, which is discussed below. And consideration of convenience and needs issues includes the parties' performance under the Community Reinvestment Act of 1977.

            The BHC Act does not place territorial limitations on permissible nonbanking activities of bank holding companies. Despite prior approval, the Federal Reserve has the power to order a holding company or its subsidiaries to terminate any activity or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that continuation of such activity or such ownership or control constitutes a serious risk to the financial safety, soundness, or stability of any bank subsidiary of that bank holding company.

            Each First Charter banking subsidiary is a member of the "FDIC." As such, its deposits are insured by the FDIC to the extent provided by law. Each such subsidiary is also subject to numerous state and federal statutes and regulations that affect is business, activities, and operations, and each is supervised and examined by one or more state or federal bank regulatory agencies.

            Various regulatory agencies have supervisory jurisdiction over First Charter's subsidiary institutions. The FDIC and the applicable state authority have jurisdiction over state-chartered non-member banks. The OTS has jurisdiction over federally chartered thrift institutions, such as Home Federal. The OCC has jurisdiction over national banks, such as First Charter National Bank. The regulatory agencies regularly examine each of such institution's operations and have authority to approve or disapprove mergers, consolidations, the establishment of branches, and similar corporate actions. The federal state banking regulators also have the power to prevent the continuance or development of unsafe or unsound banking practices or other violations of law.

PAYMENT OF DIVIDENDS

            First Charter is a legal entity separate and distinct from its banking and other subsidiaries. The principal sources of cash flow of First Charter, including cash flow to pay dividends to its shareholders, are dividends from its subsidiary depository institutions. There are statutory and regulatory limitations on the payment of dividends by these subsidiary depository institutions to First Charter, as well as by First Charter to its shareholders.

            As to the payment of dividends, First Charter National Bank is subject to the regulations of the OCC, and Home Federal is subject to the laws and regulations of the OTS.

            If, in the opinion of the federal banking regulator, a depository institution under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the depository institution, could include the payment of dividends), such agency may require, after notice and hearing, that such institution cease and desist from such practice. The federal banking agencies have indicated that paying dividends that deplete a depository institution's capital base to an inadequate level would be an unsafe and unsound banking practice. Under the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), a depository institution may not pay any dividend if payment would cause it to become undercapitalized or if it already is undercapitalized. See "- Prompt Corrective Action." Moreover, the federal agencies have issued policy statements that provide that bank holding companies and insured banks should generally only pay dividends out of current operating earnings.

            At September 30, 1998, under dividend restrictions imposed under federal and state laws, the First Charter banking subsidiaries, without obtaining governmental approvals, could not declare or pay any dividends to First Charter.

            The payment of dividends by First Charter and the First Charter banking subsidiaries may also be affected or limited by other factors, such as the requirement to maintain adequate capital above regulatory guidelines.

CAPITAL ADEQUACY

            First Charter and the First Charter banking subsidiaries must comply with the capital adequacy standards established by the Federal Reserve in the case of First Charter, and the appropriate federal banking regulator in the case of each of the First Charter banking subsidiaries. There are two basic measures of capital adequacy for bank holding companies and their subsidiary depository institutions that have been promulgated by the Federal Reserve and each of the federal bank regulatory agencies: a risk-based measure and a leverage measure. A bank holding company must satisfy all applicable capital standards to be considered in compliance.

            The risk-based capital standards are designed to:

            - make regulatory capital requirements more sensitive to differences in risk profile among depository institutions and bank holding companies;

            -     to account for off-balance-sheet exposure; and

            - to minimize disincentives for holding liquid assets; assets and off-balance-sheet items are assigned to broad risk categories, each with appropriate weights.

The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance-sheet items.

            The minimum guideline for the ratio ("Total Capital Ratio") of total capital ("Total Capital") to risk-weighted assets (including certain off-balance-sheet items, such as standby letters of credit) is 8.0%. At least half of Total Capital must be composed of common equity, undivided profits, minority interests in the equity accounts of consolidated subsidiaries, noncumulative perpetual preferred stock, and a limited amount of cumulative perpetual preferred stock, less goodwill and certain other intangible assets ("Tier 1 Capital"). The remainder may consist of subordinated debt, other preferred stock, and a limited amount of loan loss reserves ("Tier 2 Capital"). At September 30, 1998, First Charter's consolidated Total Capital Ratio was 20.81% and its Tier I Capital Ratio (i.e., the ratio of Tier 1 Capital to risk-weighted assets) was 19.56%.

            In addition, the Federal Reserve has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum ratio (the "Leverage Ratio") of Tier 1 Capital to average assets, less goodwill and certain other intangible assets, of 3.0% for bank holding companies that meet certain specified criteria, including having the highest regulatory rating. All other bank holding companies generally are required to maintain a Leverage Ratio of at least 3.0%, plus an additional cushion of 100 to 200 basis points. First Charter's Leverage Ratio at September 30, 1998, was 13.48%. The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the Federal Reserve has indicated that it will consider a "tangible Tier 1 Capital Leverage Ratio" (deducting all intangibles) and other indicia of capital strength in evaluating proposals for expansion or new activities.

            Each of the First Charter banking subsidiaries is subject to risk-based and leverage capital requirements adopted by its federal banking regulator. These requirements are substantially similar to those adopted by the Federal Reserve for bank holding companies. Each First Charter banking subsidiary was in compliance with applicable minimum capital requirements as of September 30, 1998. Neither First Charter nor any of its banking subsidiaries has been advised by any federal banking agency of any specific minimum capital ratio requirement applicable to it.

            Failure to meet capital guidelines could subject a bank or thrift to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on the taking of brokered deposits, and certain other restrictions on its business. As described below, substantial additional restrictions can be imposed upon FDIC-insured depository institutions that fail to meet applicable capital requirements, see "- Prompt Corrective Action."

            The federal bank regulators continue to indicate their desire to raise capital requirements applicable to banking organizations beyond their current levels. In this regard, the Federal Reserve, the FDIC, and the OCC have, pursuant to FDICIA, proposed an amendment to the risk-based capital standards that would calculate the change in an institution's net economic value attributable to increases and decreases in market interest rates and would require banks with excessive interest rate risk exposure to hold additional amounts of capital against such exposures. The OTS has already included an interest-rate risk component in its risk-based capital guidelines for savings associations that it regulates.

SUPPORT OF SUBSIDIARY INSTITUTIONS

            Under Federal Reserve policy, First Charter is expected to act as a source of financial strength for, and to commit resources to support, each of the First Charter banking subsidiaries, This support may be required at times when, absent such Federal Reserve policy, First Charter may not be inclined to provide it. In addition, any capital loans by a bank holding company to any of its banking subsidiaries are subordinate in right of payment to deposits and to certain other indebtedness of such banks. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a banking subsidiary will be assumed by the bankruptcy trustee and will be entitled to a priority of payment.

            Under the Federal Deposit Insurance Act (the "FDIA"), a depository institution that the FDIC insures can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC after August 9, 1989, in connection with (i) the default of a commonly controlled FDIC-insured depository institution or (ii) any assistance provided by the FDIC to any commonly controlled FDIC-insured depository institution "in danger of default." "Default" is defined generally as the appointment of a conservator or receiver, and "in danger of default" is defined generally as the existence of certain conditions indicating that a default is likely to occur in the absence of regulatory assistance. The FDIC's claim for damages is superior to claims of shareholders of the insured depository institution or its holding company, but is subordinate to claims of depositors, secured creditors, and holders of subordinated debt (other than affiliates) of the commonly controlled insured depository institution. The First Charter banking subsidiaries are subject to these cross-guarantee provisions. As a result, any loss suffered by the FDIC in respect of any of these subsidiaries would likely result in assertion of the cross-guarantee provisions, the assessment of such estimated losses against the depository institution's banking or thrift affiliates, and a potential loss of First Charter's respective investments in such other subsidiary depository institutions.

PROMPT CORRECTIVE ACTION

            FDICIA establishes a system of prompt corrective action to resolve the problems of undercapitalized institutions. Under this system, which became effective in December 1992, the federal banking regulators are required to establish five capital categories (well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized). With respect to institutions in the three undercapitalized categories, the regulators must take certain mandatory supervisory actions, and they are authorized to take other discretionary actions. The severity of these actions will depend upon the capital category in which the institution is placed. Generally, subject to narrow exceptions, FDICIA requires the banking regulator to appoint a receiver or conservator for an institution that is critically undercapitalized. The federal banking agencies have specified by regulation the relevant capital level for each category.

            Under the final agency rules implementing the prompt corrective action provisions, an institution is deemed to be well capitalized if it

            -     has a Total Capital Ratio of 10% or greater;

            - has a Leverage Ratio of 5.0% or greater and is not subject to any written agreement, order, capital directive, or prompt corrective action directive issued by the appropriate federal banking agency.

An institution is considered to be adequately capitalized if it

            -     has a Total Capital Ratio of 8.0% or greater;

            -     has a Tier 1 Capital Ratio of 4.0% or greater; and

            -     has a Leverage Ratio of 4.0% or greater.

A depository institution is considered to be undercapitalized if it

            -     has a Total Capital Ratio of less than 8.0%;

            -     has a Tier 1 Capital Ratio of less than 4.0%; or

            -     has a Leveraged Ratio of less than 4.0%.

A depository institution is considered to be significantly undercapitalized if it

            -     has a Tier 1 Capital Ratio of 6.0%;

            -     has a Total Capital Ratio of 3.0%; or

            -     has a Leverage Ratio of less than 3.0%.

            An institution that has a tangible equity capital to assets ratio equal to or less than 2.0% is deemed to be critically undercapitalized. "Tangible Equity" includes core capital elements counted as Tier 1 Capital for purposes of the risk-based capital standards, plus the amount of outstanding cumulative perpetual preferred stock (including related surplus), minus all intangible assets with certain exceptions. A depository institution may be deemed to be in a capitalization category that is lower than is indicated by its actual capital position if it receives an unsatisfactory examination rating.

            An institution that is categorized as undercapitalized, significantly undercapitalized, or critically undercapitalized is required to submit an acceptable capital restoration plan to its appropriate federal banking agency. Under FDICIA, a bank holding company must guarantee that a subsidiary depository institution meet its capital restoration plan, subject to certain limitations. The obligation of a controlling bank holding company under FDICIA to fund a capital restoration plan is limited to the lesser of 5.0% of an undercapitalized subsidiary's assets or the amount required to meet regulatory capital requirements. An undercapitalized institution is also generally prohibited from increasing its average total assets, making acquisitions, establishing any branches, or engaging in any new line of business, except in accordance with an accepted capital restoration plan or with the approval of the FDIC. In addition, the appropriate federal banking agency is given authority with respect to any undercapitalized depository institution to take any of the actions it is required to or may take with respect to a significantly undercapitalized institution as described below if it determines "that those actions are necessary to carry out the purpose" of FDICIA.

            For those institutions that are significantly undercapitalized or undercapitalized and either fail to submit an acceptable capital restoration plan or fail to implement an approved capital restoration plan, the appropriate federal banking agency must require the institution to take one or more of the following actions:

            (1) sell enough shares, including voting shares, to become adequately capitalized;

            (2) merge with (or be sold to) another institution (or holding company), but only if grounds exist for appointing a conservator or receiver;

            (3)   restrict certain transactions with banking affiliates;

            (4) otherwise restrict transactions with bank or non-bank affiliates;

            (5) restrict interest rates that the institution pays on deposits to "prevailing rates" in the institution's "region";

            (6)   restrict asset growth or reduce total assets;

            (7)   alter, reduce, or terminate activities;

            (8)   hold a new election of directors;

            (9) dismiss any director or senior executive officer who held office for more than 180 days immediately before the institution became undercapitalized, provided that in requiring dismissal of a director or senior officer, the agency must comply with certain procedural requirements, including the opportunity for an appeal in which the director or officer will have the burden of proving his or her value to the institution;

            (10)  employ "qualified" senior executive officers;

            (11) cease accepting deposits from correspondent depository institutions;

            (12) divest certain nondepository affiliates which pose a danger to the institution; or

            (13) be divested by a parent holding company. In addition, without the prior approval of the appropriate federal banking agency, a significantly undercapitalized institution may not pay any bonus to any senior executive officer or increase the rate of compensation for such an officer.

            At September 30, 1998, all of the First Charter banking subsidiaries had the requisite capital levels to qualify as well capitalized. An institution's capital category is determined solely for the purposes of applying the prompt corrective action law and it may not constitute an accurate representation of an institution's overall financial condition or prospects.

                   DESCRIPTION OF FIRST CHARTER COMMON STOCK

            The First Charter articles of incorporation currently authorize the issuance of 50,000,000 shares of First Charter common stock. As of September 30, 1998, 18,466,982 shares of First Charter common stock were outstanding.
THE CAPITAL STOCK OF FIRST CHARTER DOES NOT REPRESENT OR CONSTITUTE A DEPOSIT ACCOUNT AND IS NOT INSURED BY THE FDIC, THE BANK INSURANCE FUND, THE SAVINGS ASSOCIATION INSURANCE FUND, OR ANY GOVERNMENTAL AGENCY.

            Shares of First Charter common stock may be issued at such time or times and for such consideration as the First Charter board of directors may deem advisable, subject to such limitations as may be set forth in the laws of the State of North Carolina, the First Charter articles of incorporation, the First Charter bylaws, or the rules of the Nasdaq National Market System.

DIVIDEND RIGHTS

            The holders of First Charter common stock are entitled to receive such dividends or distributions as the board of directors of First Charter may declare out of funds legally available for such payments. Payments of distributions by First Charter are subject to the restrictions of North Carolina law applicable to the declaration of distributions by a business corporation. A corporation generally may not authorize and make distributions if, after giving effect thereto, it would be unable to meet its debts as they become due in the usual course of business, or if the corporation's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if it were to be dissolved at the time of distribution to satisfy claims of shareholders who have preferential rights superior to the rights of the holders receiving the distribution. Share dividends, if any are declared, may be paid from First Charter's authorized but unissued shares.

            The payment of distributions to holders of First Charter common stock is subject to the provisions of the North Carolina Business Corporation Act and the ability of the First Charter banking subsidiaries and any other subsidiary of First Charter to pay dividends to First Charter, as restricted by various bank regulatory agencies. See "CERTAIN REGULATORY CONSIDERATIONS." There are no limitations on dividends in any agreement to which First Charter is a party.

VOTING RIGHTS

            Holders of First Charter's common stock are entitled to one vote for each share on matters on which shareholders are entitled to vote.

            In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets, or winding-up of First Charter, the holders of First Charter's common stock will be entitled to receive all of the remaining assets of First Charter, of whatever kind, available for distribution to shareholders ratably in proportion to the number of shares of First
Charter common stock held. The First Charter board of directors may distribute in kind to the holders of First Charter common stock such remaining assets of First Charter or may sell, transfer, or otherwise dispose of all or any part of such remaining assets to any other person or entity and receive payment therefor in cash, stock, or obligations of such other person or entity, and may sell all or any part of the consideration so received and distribute any balance thereof in kind to holders of First Charter common stock. Neither the merger or consolidation of First Charter into or with any other corporation, nor the merger of any other corporation into First Charter, nor any purchase or redemption of shares of stock of First Charter of any class, shall be deemed to be a dissolution, liquidation, or winding-up of First Charter for purposes of this paragraph.

            Because First Charter is a holding company, its right and the rights of its creditors and shareholders, including the holders of First Charter's common stock, to participate in the distribution of assets of a subsidiary on its liquidation or recapitalization may be subject to prior claims of such subsidiary's creditors except to the extent that First Charter itself may be a creditor having recognized claims against such subsidiary.

                              SELLING SHAREHOLDER

            All of the First Charter common stock sold under this prospectus will be sold for the account of the Home Federal Plan. The table below sets forth the following:

            No proceeds from the sale of the shares of First Charter common stock by the Home Federal Plan will be received by First Charter. The sale of the shares of First Charter common stock by the Home Federal Plan is taking place in accordance with the terms of such plan and as a result of the merger of HFNC Financial Corp. with First Charter, which was completed on September 30, 1998. Under the terms of the Home Federal Plan, the Home Federal Plan is required to sell a sufficient number of shares of First Charter common stock in order to pay down the remaining balance of the ESOP loan to the Home Federal Plan that was incurred in connection with the establishment of the Home Federal Plan. Any shares of First Charter common stock held by the Home Federal Plan that remain after the satisfaction of the ESOP loan to the Home Federal Plan will be distributed to the participants in the Home Federal Plan in accordance with its terms. The table below sets forth the following:

            -     the name of the selling shareholder;

            - the number of shares of First Charter common stock owned by the Home Federal Plan as of September 30, 1998;

            -     the number of shares offered hereby for the Home Federal
                  Plan; and

            - the amount and percentage of First Charter common stock to be owned by the Home Federal Plan, assuming that all of the shares of First Charter common stock offered for sale by such selling shareholder are sold.


                                                                                                   Amount and Percentage of
                                         Number of Shares of First    Number of Shares of First     First Charter's Common
                                           Charter's Common Stock      Charter's Common Stock          Stock to be Owned
       Selling Shareholder                    Currently Owned              Offered Hereby             After the Offering
- ----------------------------------     ----------------------------  ---------------------------   ------------------------
Home Federal Savings and Loan
Employee Stock Ownership Plan                    654,578(1)                   501,360                      153,218(2)
                                                 =======                      =======                      =======

                              PLAN OF DISTRIBUTION

            Any or all of the shares of First Charter common stock offered hereby may be sold from time to time by the Home Federal Plan. The Home Federal Plan may sell its shares in transactions through the Nasdaq National Market System, in negotiated transactions, or by a combination of such methods of sale. The shares of First Charter common stock offered hereby may be offered at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. Such prices will be determined by the Home Federal Plan or by agreement between the Home Federal Plan and its underwriter, broker-dealer, or agent.

            Any underwriter, broker-dealer, or agent participating in the distribution of the shares of First Charter common stock offered hereby may receive compensation in the form of


- ------------
(1) These shares were acquired pursuant to the merger of the selling shareholder with and into First Charter which was consummated September 30, 1998.
(2) The selling shareholder intends to sell the shares of First Charter common stock registered hereunder to pay down its ESOP Loan and then to distribute the remainder of the shares of First Charter common stock then held by the Home Federal Plan to participants in the Home Federal Plan.

underwriting discounts, concessions, commissions, or fees from the Home Federal Plan or the purchasers of the shares of First Charter common stock (or both). Such compensation may exceed customary commissions. In addition, the Home Federal Plan and any underwriter, broker-dealer, or agent that participates in the distribution of the shares of First Charter common stock may be deemed to be an underwriter under the Securities Act of 1933, as amended, (although neither First Charter nor the Home Federal Plan so concedes), and any profit on the sale of shares of First Charter common stock and any discount, concession, or commission received by any of such underwriter, broker-dealer, or agent, may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended.

                                USE OF PROCEEDS

            The shares of First Charter common stock offered hereby are for the account of the Home Federal Plan. The Home Federal Plan will use the proceeds from the sale of the shares registered for sale hereunder to retire its indebtedness, and will distribute any remaining proceeds to its participants in accordance with the terms and conditions of the Home Federal Plan. Accordingly, First Charter will not receive any of the proceeds from any sales of the shares of First Charter common stock by the Home Federal Plan.

                                    EXPERTS

            The consolidated balance sheets of First Charter Corporation and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1997, included in First Charter's 1997 Annual Report, which is incorporated by reference in First Charter's 1997 Annual Report on Form 10-K and incorporated by reference herein, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

            The supplemental consolidated balance sheets of First Charter Corporation and subsidiaries as of December 31, 1997 and 1996, and the related supplemental consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1997, included in First Charter's Current Report on Form 8-K filed January 11, 1999, which is incorporated by reference herein, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                                    OPINION

            Alston & Bird LLP will pass upon the legality of the shares of First Charter common stock offered hereby.

                      HOW TO OBTAIN ADDITIONAL INFORMATION

            We file annual, quarterly, and special reports, proxy statements, and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy any document that we file with the SEC at the SEC's public reference rooms at the following locations: 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549; 7 World Trade Center, 13th Floor, New York, New York 10048; and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The SEC also maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

            Our common stock is listed and traded on the Nasdaq National Market System under the symbol "FCTR." Reports, proxy and information statements, and other information concerning First Charter also may be inspected at the offices of the National Association of Securities Dealers; Inc. located at 1735 K Street, N.W., Washington, D.C. 20006.

            This prospectus constitutes part of the Registration Statement on Form S-3 of First Charter (including any exhibits and amendments thereto, the "Registration Statement") filed with the SEC under the Securities Act of 1933, as amended, relating to the shares of our common stock offered hereby. This prospectus does not include all of the information in the Registration Statement. For further information about our business and our common stock, please refer to the Registration Statement. The Registration Statement may be inspected and copied, at prescribed rates, at the SEC's public reference facilities at the addresses set forth above.

            The SEC allows us to "incorporate by reference" certain information we file with the SEC. This means we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update this information. We incorporate by reference the documents listed below, and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, until the Home Federal Plan sells all the shares of our common stock registered hereby.

            The following documents which we have previously filed with the SEC are hereby incorporated by reference herein:

            (a) Our Annual Report on Form 10-K for the year ended December 31, 1997 (provided that any information included or incorporated by reference in response to Items 402(a)(8),
                  (i), (k), or (1) of Regulation S-K of the SEC shall not be deemed to be incorporated herein and is not part of the Registration Statement);

            (b) Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998, June 30, 1998 and September 30, 1998;

            (c) Our Current Reports on Form 8-K dated January 15, 1999, January 11, 1999 (which includes supplemental consolidated financial statements and accompanying management discussion and analysis restated to reflect the merger of First Charter and HFNC Financial Corp. consummated as of September 30,
                  1998), April 15, 1998, May 28, 1998, July 10, 1998, July 17,
                  1998, August 4, 1998, September 10, 1998, October 23, 1998,
                  October 1, 1998, and December 2, 1998;

            (d) The description of the current management and Board of Directors contained in the prospectus pursuant to Section 14(a) of the Exchange Act of 1934, as amended, for our Annual Meeting of Shareholders held on April 28, 1998;

            (e) The description of our common stock contained in our Registration Statement under Section 12(b) of the Exchange Act and any amendment or report filed for the purpose of updating such description.

            We will provide without charge, upon the written or oral request of any person, including any beneficial owner, to whom this prospectus is delivered, a copy of any and all information (excluding certain exhibits) relating to our business or our common stock that has been incorporated by reference in the Registration Statement. Such requests should be directed to:

Lawrence M.  Kimbrough
President and Chief Executive Officer
First Charter Corporation
22 Union Street, North
Concord, North Carolina 28025
(telephone: (704) 786-3300)

                                  PLEASE NOTE

            We have not authorized anyone to provide you with any information other than the information included in this document and the documents we refer you to. If someone provides you with other information, please do not rely on it as being authorized by us.

     No dealer, salesperson or other individual has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus in connection with the offer made by this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by First Charter or any agent or underwriter. Neither the delivery of this prospectus nor any sale made hereunder shall under any circumstance create an implication that there has been no change in the affairs of First
   Charter since the date hereof. This prospectus does not constitute an offer or solicitation by anyone in any state in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.


                      --------------------

                       TABLE OF CONTENTS

                                                        PAGE
                                                        ----
   The Company.....................................       1
   Selected Financial Data.........................       2
   Certain Regulatory
   Considerations..................................       3
   Description of First Charter
   Common Stock....................................      11
   Selling Shareholder.............................      13
   Plan of Distribution............................      13
   Use of Proceeds.................................      14
   Experts.........................................      14
   Opinion.........................................      14
   How to Obtain Additional
   Information.....................................      15

==============================================================
- --------------------------------------------------------------


                        FIRST CHARTER
                         CORPORATION

                         COMMON STOCK








                      ------------------
                          PROSPECTUS
                      ------------------





                       JANUARY 29, 1999






- --------------------------------------------------------------
==============================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION. The estimated expenses, other than underwriting or broker-dealer fees, discounts and commissions, in connection with the offering are as follows:

     Securities Act Registration Fee................................ $  2,492
     Printing Expenses (estimated)..................................    5,000
     Legal Fees and Expenses (estimated)............................   10,000
     Accounting Fees and Expenses (estimated).......................   25,000
     Blue Sky Fees and Expenses (estimated).........................    1,000
     Miscellaneous (estimated)......................................    3,000
                 Total.............................................. $ 46,492

ITEM 15     INDEMNIFICATION OF DIRECTORS AND OFFICERS.

            The following description of indemnification allowed under North Carolina statutory law, is a summary rather than a complete description. Reference is made to Sections 55-8-50 through 55-8-58 of the North Carolina Business Corporation Act, which is incorporated herein by reference.

            Sections 55-8-50 through 55-8-58 of the North Carolina Business Corporation Act permit a corporation to indemnify its directors, officers, employees or agents under either or both a statutory or nonstatutory scheme of indemnification. Under the statutory scheme, a corporation may, with certain exceptions, indemnify a director, officer, employee or agent of the corporation who was, is, or is threatened to be made, a party to any threatened, pending, or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative, because of the fact that such person was a director, officer, agent or employee of the corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. This indemnity may include the obligation to pay any judgment, settlement, penalty, fine (including an excise tax assessed with respect to an employee benefit plan) and reasonable expenses incurred in connection with a proceeding (including counsel fees), but no such indemnification may be granted unless such director, officer, agent or employee
(i) conducted himself in good faith, (ii) reasonably believed (1) that any action taken in his official capacity with the corporation was in the best interest of the corporation or (2) that in all other cases his conduct at least was not opposed to the corporation's best interest, and (iii) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. Whether a director has met the requisite standard of conduct for the type of indemnification set forth above is determined by the board of directors, a committee of directors, special legal counsel or the shareholders in accordance with Section 55-8-55. A corporation may not indemnify a director under the statutory scheme in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or in connection with a proceeding in which a director was adjudged liable on the basis of having received an improper personal benefit.

            In addition to, and separate and apart from the indemnification described above under the statutory scheme, Section 55-8-57 of the North Carolina Business Corporation Act permits a corporation to indemnify or agree to indemnify any of its directors, officers, employees or agents against liability and expenses (including attorneys' fees) in any proceeding (including proceedings brought by or on behalf of the corporation) arising out of their status as such or their activities in any of the foregoing capacities; provided, however, that a corporation may not indemnify or agree to indemnify a person against liability or expenses such person may incur on account of activities that were, at the time person to be clearly in conflict with the best interests of the corporation. The Company's Bylaws provide for indemnification to the fullest extent permitted under the North Carolina Business Corporation Act, provided, however, that the Company will indemnify any person seeking indemnification in connection with a person only if such proceeding was authorized by the Board of Directors of the Company. Accordingly, the Company may indemnify its directors, officers and employees in accordance with either the statutory or the non-statutory standard.

            Sections 55-8-52 and 55-8-56 of the North Carolina Business Corporation Act require a corporation, unless its articles of incorporation provide otherwise, to indemnify a director or officer who has been wholly successful, on the merits or otherwise, in the defense of any proceeding to which such director or officer was a party. Unless prohibited by the articles of incorporation, a director or officer also may make application and obtain court-ordered indemnification if the court determines that such director or officer is fairly and reasonably entitled to such indemnification as provided in Sections 55-8-54 and 55-856.

            Finally, Section 55-8-57 of the North Carolina Business Corporation Act provides that a corporation may purchase and maintain insurance on behalf of any individual who is or was a director, officer, employee or agent of the corporation against certain liabilities incurred by such persons, whether or not the corporation is otherwise authorized by the North Carolina Business Corporation Act to indemnify such party. The Company's directors and officers are currently covered under directors' and officers' insurance policies maintained by the Company.

            As permitted by North Carolina law, Article X of the Company's Articles of Incorporation limits the personal liability of directors for monetary damages for breaches of duty as a director to the fullest extent permitted by the North Carolina Business Corporation Act.

ITEM 16.    EXHIBITS.

            The following exhibits are filed herein or have been, as noted, previously filed:

EXHIBIT NO.      DESCRIPTION
- -----------      ------------------------------------------------------
4.1              Restated Charter of First Charter Corporation.
                 (Incorporated by reference to exhibit 3(a) to the
                 Annual Report on Form 10-K of First Charter, dated March 31,
                 1998.)

4.2              Amended and Restated Bylaws of First Charter
                 Corporation.  (Incorporated by reference to exhibit
                 3(b) to the Annual Report on Form 10-K of First
                 Charter, dated March 31, 1998.)

5.1 Opinion of Alston & Bird LLP, as to the validity of the shares of First Charter common stock.

23.1             Consent of KPMG LLP.

23.2             Consent of Alston & Bird LLP, (included in Exhibit 5.1).

24.1             Power of Attorney (contained on the signature page hereof).

ITEM 17.    UNDERTAKINGS.       The undersigned registrant hereby undertakes:


     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

            (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

            (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(1) and (a)(i)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Rule 3-19 of this chapter at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section

            10(a)(3) of the Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph
            (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act of Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

     The undersigned Registrant hereby undertakes:

     (1) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (2) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (3) That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof

     (4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (5) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

                                   SIGNATURES

            Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Concord, State of North Carolina on this the 29th day of January, 1999.

                                     REGISTRANT

                                     FIRST CHARTER CORPORATION

                                     By:  /s/ Lawrence M. Kimbrough
                                        ----------------------------------------
                                          Lawrence M. Kimbrough
                                          President and Chief Executive Officer

            KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Lawrence M. Kimbrough and Robert O. Bratton and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place, and stead, in any and all capacities, to sign any or all amendments to this registration statement, and to file the same with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

            Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following-persons in the capacities indicated on the 29th day of January, 1999.


SIGNATURES                                      TITLE
- ----------                                      -----
/s/ Lawrence M. Kimbrough
- -------------------------------------           President, Chief Executive Officer, and
Lawrence M. Kimbrough                           Director (Principal Executive Officer)


/s/ Robert O. Bratton
- -------------------------------------           Executive Vice President (Principal Financial
Robert O. Bratton                               and Principal Accounting Officer) and Director

SIGNATURES                                      TITLE
- ----------                                      -----
/s/ William R. Black                            Director
- -------------------------------------
William R. Black

/s/ Michael R. Coltrane                         Director
- -------------------------------------
Michael R. Coltrane

/s/ J. Roy Davis, Jr.                           Director
- -------------------------------------
J. Roy Davis, Jr.

/s/ T. Carl Dedmon                              Director
- -------------------------------------
T. Carl Dedmon

/s/ John J. Godbold, Jr.                        Director
- -------------------------------------
John J. Godbold, Jr.

/s/ H. Clark Goodwin                            Director
- -------------------------------------
H. Clark Goodwin

/s/ Charles F. Harry III                        Director
- -------------------------------------
Charles F. Harry III

/s/ Frank H. Hawfield, Jr.                      Director
- -------------------------------------
Frank H. Hawfield, Jr.

/s/ J. Knox Hillman, Jr.                        Director
- -------------------------------------
J. Knox Hillman, Jr.

                                                Director
- -------------------------------------
Jerry E. McGee

/s/ Hugh H. Morrison                            Director
- -------------------------------------

SIGNATURES                                      TITLE
- ----------                                      -----

Hugh H. Morrison

/s/ Thomas R. Revels                            Director
- -------------------------------------
Thomas R. Revels

/s/ Ray W. Bradley, Jr.                         Director
- -------------------------------------
Ray W. Bradley, Jr.

/s/ Joe M. Logan                                Director
- -------------------------------------
Joe M. Logan

/s/ John M. McCaskill                           Director
- -------------------------------------
John M. McCaskill

/s/ Willie E. Royal                             Director
- -------------------------------------
Willie E. Royal